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View Preliminary Offering Circular [link]

[2]*Legal Disclaimer

LaneAxis, Inc. is "testing the waters" to gauge market demand from potential investors for an offering of its shares of common stock under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Statement by the U.S. Securities and Exchange Commission (the "SEC") and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by the SEC. The offering will be made only by means of an offering circular. An Offering Statement on Form 1-A regarding this offering has been filed by LaneAxis with the SEC. The SEC has not yet qualified that Offering Statement which means that no offer to buy securities can be accepted and no part of the purchase price can be received without such Offering Statement having been qualified by the SEC.

The securities offered by LaneAxis are highly speculative. Investing in shares of common stock of LaneAxis involves significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for such securities, and if a public market develops following the offering, it may not continue. You may access a copy of the most current Form 1-A Preliminary Offering Circular that is part of said Offering Statement by clicking the link below. You should carefully read the information in such Preliminary Offering Circular.

View Preliminary Offering Circular [link]

Forward-Looking Statements Disclaimer

The Preliminary Offering Circular, the other offering materials and this site may contain forward-looking statements and information relating to, among other things, LaneAxis, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the Preliminary Offering Circular, the other offering materials or on this site, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negatives

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[1] NTD: by inputting email and clicking "Join the Waitlist", potential investors will be sharing their email with LaneAxis.

[2] NTD: the following Legal Disclaimer and Forward-Looking Statements Disclaimer should be place on the bottom of the page.

of these terms, and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause LaneAxis actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. LaneAxis does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.